Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-206086

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated August 14, 2015)

3,167,394 Shares

Common Stock

This Prospectus Supplement No. 1 supplements the prospectus dated August 14, 2015 or the prospectus that forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-206086). This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 14, 2015 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The prospectus and this prospectus supplement relate to the disposition from time to time by the selling stockholders identified in the prospectus, or their permitted transferees or other successors-in-interest, of an aggregate of 3,167,394 shares of our common stock, which are issuable upon the exercise of warrants to purchase our common stock. We are not selling any common stock under the prospectus and this prospectus supplement, and will not receive any of the proceeds from the sale of shares by the selling stockholders.

This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the prospectus. If there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is traded on the NASDAQ Capital Market under the symbol “CAPN.” The last reported sale price of our common stock on The NASDAQ Capital Market on October 13, 2015 was $2.13 per share.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 8 of the prospectus, and under similar headings in any amendments or supplements to the prospectus, and “Part II — Item 1A — Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2015.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 14, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)

September 8, 2015

CAPNIA, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36593	77-0523891
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1235 Radio Road, Suite 110

Redwood City, CA 94065

(Address of principal executive offices, including zip code)

(650) 213-8444

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On September 8, 2015 (the “Closing Date”), Capnia, Inc. (the “Company”) through its wholly-owned subsidiary, NeoForce Acquisition, Inc. (the “Sub”), entered into an asset purchase agreement (the “Purchase Agreement”) with NeoForce Group, Inc., NeoForce Innovations, LLC (together with NeoForce Group, Inc., “NFG”), and Otho Boone (“Mr. Boone”) and, in connection with the Purchase Agreement, consummated the purchase of substantially all of the assets of NFG.

Pursuant to the Purchase Agreement, as consideration for such purchase by the Sub from NFG: (a) the Sub paid NFG $1,000,000 in cash at the closing, minus certain expenses, and (b) each of the Company and the Sub will be obligated to pay royalties on Net Sales (as defined in the Purchase Agreement) of the Royalty Products (as defined in the Purchase Agreement) for a period of three (3) years following the Closing Date. The Purchase Agreement also includes customary representations, warranties, covenants and indemnification obligations of the parties agreed to by each of the Company and the Sub in the Purchase Agreement.

In connection with the entry into the Purchase Agreement, Mr. Boone, chief executive officer and founder of NFG, will join the Company as the General Manager of Neonatology. In connection with this appointment, Mr. Boone will receive, among other things, an annual base salary of $150,000 and will be eligible to receive an annual bonus with a target level of 30% of his base salary. In addition, subject to the approval by the Company’s board of directors, Mr. Boone will receive a grant of a stock option to purchase a number of shares of the Company’s common stock under the Company’s 2014 Equity Incentive Plan equal to one percent (1%) of the outstanding common stock as of the Closing Date, subject to vesting over a four (4) year period.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Purchase Agreement, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

Item 2.01	Completion of Acquisition or Disposition of Assets.

Reference is made to the disclosure set forth under Item 1.01 of this Current Report on Form 8-K, which disclosure is incorporated herein by reference.

Item 8.01.	Other Events.

The Company issued a release on September 8, 2015 announcing the transactions contemplated by the Purchase Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Asset Purchase Agreement, dated as of September 8, 2015, by and among NeoForce Acquisition, Inc., NeoForce Group, Inc., NeoForce Innovations, LLC, and Otho Boone.

99.1	Press Release of Capnia, Inc. dated September 8, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPNIA, INC.

By:	/s/ David O’Toole
David O’Toole Chief Financial Officer

Date: September 14, 2015

INDEX

Exhibit No.	Description of Exhibit

2.1	Asset Purchase Agreement, dated as of September 8, 2015, by and among NeoForce Acquisition, Inc., NeoForce Group, Inc., NeoForce Innovations, LLC and Otho Boone.

99.1	Press Release of Capnia, Inc. dated September 8, 2015.

Exhibit 2.1

ASSET PURCHASE AGREEMENT

among

NEOFORCE GROUP, INC.,

NEOFORCE INNOVATIONS, LLC.,

for the purposes of Articles III and VI herein, OTHO BOONE,

and

NEOFORCE ACQUISITION, INC.

DATED AS OF

SEPTEMBER 8, 2015

-i-

-ii-

EXHIBITS

Exhibit A	Assignment Agreement

Exhibit B	Intellectual Property Assignment

Exhibit C Exhibit D	Bill of Sale Existing Products

SCHEDULES

Schedule 2.01(a)(i)(A)	Patents and Patent Applications

Schedule 2.01(a)(i)(B)	Domain Name Registrations

Schedule 2.01(a)(ii)	Personal Property

Schedule 2.01(a)(iv)	Seller Clinical Knowledge and Data

Schedule 2.01(a)(v)	Seller Clinical Trial Data

Schedule 2.01(a)(vi)	Assigned Contracts

Schedule 2.01(b)(ii)	Inventory

Schedule 2.01(b)(iii)	Excluded Accounts Receivable and Excluded Accounts Payable

Schedule 2.03(b)	Allocation of the Cash Purchase Price

Schedule 2.05(a)	List of Seller’s Creditors to be Paid from the Cash Purchase Price

Disclosure Schedules

-iii-

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into as of September 8, 2015, by and among NeoForce Group, Inc., a Delaware corporation (the “NFG”), NeoForce Innovations, LLC., a Delaware limited liability company (collectively, with NFG, the “Seller”), for the purposes set forth in Articles III and IV herein, Otho Boone (“Mr. Boone”), and NeoForce Acquisition, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Capnia, Inc., a Delaware corporation. The Purchaser, Mr. Boone and the Seller are individually referred to herein as a “Party” and, collectively, as the “Parties”.

RECITALS

WHEREAS, the Seller has invented and developed technologies related to neonatal resuscitation and medical care (collectively, the “Neonatal Technology”); and

WHEREAS, the Purchaser desires to purchase from the Seller, and the Seller desires to sell to the Purchaser, all patents, patent applications and related intellectual property assets relating to the Neonatal Technology, and certain other assets related thereto, upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, intending to be legally bound and in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. Certain Defined Terms. For purposes of this Agreement:

“Acquired Assets” has the meaning set forth in Section 2.01(a).

“Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Act of 1933, as amended.

“Agreement” has the meaning set forth in the preamble.

“Ancillary Agreements” means the Assignment Agreement, the Bill of Sale and the Intellectual Property Assignment.

“Annual Financial Statements” has the meaning set forth in Section 3.09.

“Assigned Accounts Payable” means all of the Seller’s accounts payable that are not Excluded Accounts Payable.

“Assigned Accounts Receivable” means all of the Seller’s accounts receivable that are not Excluded Accounts Receivable.

“Assigned Contracts” has the meaning set forth in Section 2.01(a)(iii).

“Assigned Intellectual Property” has the meaning set forth in Section 2.01(a)(i).

“Assignment Agreement” has the meaning set forth in Section 2.05(b).

“Bill of Sale” has the meaning set forth in Section 2.06(a).

“Business Day” shall mean any day on which banking institutions in New York, New York are customarily open for the purpose of transacting business.

“Cash Purchase Price” has the meaning set forth in Section 2.03(a).

“Clinical Knowledge and Data” means all inventions (whether or not patentable), invention disclosures, improvements, trade secrets, proprietary information, know how, knowledge of anatomy, computer software programs (in both source code and object code form), technology, processes, designs and specifications, technical data and customer lists, tangible or intangible proprietary information, and all documentation, books and lab notebooks, data, drawings, records, writings, computer tapes or disks, and any Intellectual Property and other physical and/or intangible manifestations or embodiments of or relating to any of the foregoing, human clinical data, animal data, cadaver data and benchtop data.

“Closing” has the meaning set forth in Section 2.04.

“Closing Consideration Indemnification Term” has the meaning set forth in Section 6.01.

“Closing Date” has the meaning set forth in Section 2.04.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contract” means any contract, agreement, lease, license, instrument, note, commitment, indenture, legally enforceable undertaking or other legally enforceable arrangement, whether written or oral.

“Creditors” means any and all creditors of the Company to which a balance is owed as of the Closing Date, with the exception of the Excluded Accounts Payable, as specified in Schedule 2.05(a).

“Disclosure Schedules” means the Disclosure Schedules delivered by the Seller concurrently with the execution and delivery of this Agreement.

“Employment Agreement” means the Employment Agreement between Purchaser or its Affiliates and Mr. Boone dated as of the Closing Date in the form mutually acceptable to Purchaser and its Affiliates and Mr. Boone.

“Excluded Assets” has the meaning set forth in Section 2.01(b).

“Excluded Accounts Payable” means the Sellers’s accounts payable as of August 31, 2015, as specified in Schedule 2.01(b)(iii) hereto;

“Excluded Accounts Receivable” means the Sellers’s accounts receivable as of August 31, 2015, as specified in Schedule 2.01(b)(iii) hereto;

“Excluded Assets” has the meaning set forth in Section 2.01(b).

“FDA” has the meaning set forth in Section 3.11.

“Financial Statements” has the meaning set forth in Section 3.09.

“GAAP” means the authoritative United States generally accepted accounting principles in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification recognized by the FASB, as may be amended from time to time.

“Governmental Authority” means any United States federal, state or local or any foreign government, or political subdivision thereof, or any multinational organization or authority or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, any court or tribunal (or any department, bureau or division thereof), or any arbitrator or arbitral body.

“Indemnified Party” means any Party that is asserting a claim under Article VI of this Agreement.

“Indemnifying Party” means any Party that is subject to a claim under Article VI of this Agreement.

“Intellectual Property Assignment” has the meaning set forth in Section 2.01(b).

“Intellectual Property Rights” means all right, title and interest in or relating to intellectual property and know-how relating to the Neonatal Technology, whether protected, created or arising under domestic or international laws, including (a) US and foreign patents, patent applications, inventions, technical knowledge or know-how, and other intellectual property rights held by the Seller or that the Seller is now or hereafter becomes entitled to obtain on account of such assignment of inventions agreements or otherwise by operation of the doctrine of “work-made-for-hire” or any similar doctrine or matter of law relating to the Neonatal Technology, including those patents and patent applications described on Schedule 2.01(a)(i)(A), (b) US and foreign trademarks (including service marks, trade dress, trade names, logos, slogans and product names) and applications for such trademarks and related rights relating to the Neonatal Technology, (c) moral rights and copyrights in any work of authorship relating to the Neonatal Technology, (d) all computer software and firmware (including source code, executable code, data, databases, user interfaces and related documentation) relating to the Neonatal Technology, (e) trade secrets relating to the Neonatal Technology, (f) websites, domain names and registrations relating to the Neonatal Technology, including those listed in Schedule 2.01(a)(i)(B), (g) other proprietary technology rights and goodwill relating to the Neonatal Technology, (h) any of the foregoing rights relating, pertaining or involved in connection with products being developed by the

Seller using directly or indirectly the Neonatal Technology rights, (i) any modification, improvement, enhancement of or to the Neonatal Technology rights, (j) all rights to sue and recover at law or in equity for any past, present or future infringement, misappropriation, dilution, violation or other impairment of the foregoing, and (k) all Contract rights relating to or under the foregoing.

“Interim Financial Statements” has the meaning set forth in Section 3.09.

“Inventory” has the meaning set forth in Section 2.02(b).

“IP Licenses” has the meaning set forth in Section 3.07(c).

“Knowledge of the Seller” shall mean the actual knowledge of Mr. Boone or the knowledge that Mr. Boone would reasonably be expected to have after due inquiry of the books and records of the corporation and its employees and consultants.

“Laws” mean all applicable federal, national, state, provincial, local or foreign laws, statutes, constitutions, treaties, judgments, decrees, treaties, rules, regulations, ordinances, directives and Orders of any Governmental Authority or any similar provisions having the force or effect of law.

“Liability” means, with respect to any Person, any liability, obligation or commitment of such Person, whether known or unknown, whether asserted or unasserted, whether determined, determinable or otherwise, whether absolute or contingent, whether matured or unmatured, whether accrued or unaccrued, whether liquidated or unliquidated, whether incurred or consequential, whether due or to become due and whether or not required under GAAP to be accrued on the financial statements of such Person. For avoidance of doubt, and without limiting the generality of the foregoing, the Excluded Accounts Payable, if any, is a Liability.

“Lien” means any mortgage, pledge, lien, security interest, charge, claim, equitable interest, encumbrance, restriction on transfer, conditional sale or other title retention device or arrangement (including a capital lease), transfer for the purpose of subjection to the payment of any indebtedness, or restriction on the creation of any of the foregoing, whether relating to any property or right or the income or profits therefrom.

“Losses” means fines or penalties, damages, expenses, fees, costs, or amounts suffered or incurred by an Indemnified Party or, in the case of a Third Party Claim, paid in settlement or awarded in a final judgment arising out of any claim, complaint, demand, action, suit or other Proceeding asserted or initiated or otherwise existing in respect of any matter.

“Material Contracts” has the meaning set forth in Section 3.08(a).

“Medical Device Excise Tax” has the meaning set forth in Section 4191 of the Code.

“Mr. Boone” has the meaning set forth in the preamble.

“Net Sales” means, collectively, for any applicable period, (a) the aggregate amount collected by the Purchaser and its Affiliates in connection with the license or sale of Royalty Products by or through the Purchaser and its Affiliates in the United States (exclusive of sales made by the Purchaser to its Affiliates for resale but inclusive of sales made through sales agents and licensees, less (b) freight, duties, sales, use, excise, value added, Medical Device Excise Tax, and other similar taxes attributable to such sales (except for taxes based upon the net income of the Purchaser and its Affiliates) and discounts, rebates, chargebacks, customer returns and allowances given or taken, as appropriate, related to such sales of Royalty Products by the Purchaser and its Affiliates. Net Sales shall be calculated using the internal system of the Purchaser and its Affiliates used to calculate and report net sales for all its products.

“Neonatal Technology” has the meaning set forth in the recitals.

“Noncompete Agreement” means the Noncompete Agreement dated as of the Closing Date among Purchaser and its Affiliates, Seller and Mr. Boone in the form mutually acceptable to the parties thereto.

“Order” means any order, judgment, ruling, injunction, assessment, award, decree, writ, temporary restraining order, or any other order of any nature enacted, issued, promulgated, enforced or entered by any Governmental Authority.

“Party” or “Parties” has the meaning set forth in the preamble.

“Permits” means, with respect to any Person, any license, franchise, permit, registration, variance, consent, approval, right, privilege, certificate or other similar authorization issued by, or otherwise granted by, any Governmental Authority or any other Person to which or by which such Person is subject or bound or to which or by which any property, business, operation or right of such Person is subject or bound.

“Person” means any present or future natural person or any sole proprietorship, corporation, association, partnership, joint venture, limited liability, joint stock or other Seller, business trust, trust, organization, business or government or any governmental agency or political subdivision thereof.

“Personal Property” has the meaning set forth in Section 2.01(a)(iii).

“Proceeding” means any action, suit or proceeding at law or in equity, arbitration, or administrative or other proceeding by or before any Governmental Authority.

“Purchaser” has the meaning set forth in the preamble.

“Purchaser Indemnified Parties” has the meaning set forth in Section 6.02.

“Royalty Indemnification Term” has the meaning set forth in Section 6.01.

“Royalty Payments” has the meaning set forth in Section 2.03(c).

“Royalty Products” has the meaning set forth in Section 2.03(c).

“Seller” has the meaning set forth in the preamble.

“Seller Balance Sheet” has the meaning set forth in Section 3.09.

“Seller Charter Documents” has the meaning set forth in Section 3.03.

“Seller Clinical Knowledge and Data” means all Clinical Knowledge and Data that is related to the Acquired Assets and set forth on Schedule 2.01(a)(iv) hereto.

“Seller Clinical Trial Data” means all of the Seller’s clinical trial data related to the Purchased Assets and listed on Schedule 2.01(a)(v) hereto.

“Seller Indemnified Parties” has the meaning set forth in Section 6.03.

“Tax” or “Taxes” means any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59 of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, including any amendment thereof.

“Term Sheet” means the Non-Binding Term Sheet, dated August 21, 2015, between the Seller and Capnia, Inc.

“Third Party Claim” has the meaning set forth in Section 6.04(b).

SECTION 1.02. Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(f) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(g) references to a Person are also to its successors and permitted assigns; and

(h) the use of “or” is not intended to be exclusive unless expressly indicated otherwise.

ARTICLE II

PURCHASE AND SALE

SECTION 2.01. Purchase and Sale of Assets. Upon the terms of this Agreement, the Seller hereby sells, assigns, transfers, conveys and delivers to the Purchaser, and the Purchaser hereby purchases, acquires and accepts from the Seller, for the Cash Purchase Price and the Royalty Payments (if any), all of the Acquired Assets (other than the Excluded Assets referred to in Section 2.01(b)), free and clear of all Liens.

(a) The term “Acquired Assets” means the following assets and properties (together with all goodwill, rights and claims of the Seller of whatever kind and nature relating thereto):

(i) all worldwide rights, titles and interest of the Seller in all Intellectual Property Rights, including (A) those patents and patent applications described on Schedule 2.01(a)(i)(A), and any application claiming priority thereto, all continuations, continuations-in-part, divisionals, renewals, extensions, reexaminations, reissues, foreign equivalents, and international applications based thereon, and (B ) the domain name registrations listed on Schedule 2.01(a)(i)(B) (collectively, the “Assigned Intellectual Property”);

(ii) all machinery, equipment, mechanical and spare parts, supplies, production supplies, other miscellaneous supplies and other tangible personal property listed in Schedule 2.01(a)(ii) (collectively, the “Personal Property”);

(iii) all Permits that relate or pertain to the Neonatal Technology;

(iv) all Seller Clinical Knowledge and Data;

(v) all Seller Clinical Trial Data;

(vi) all rights, title and interest of the Seller in, to and under (A) any and all non-disclosure, assignment of developments/inventions, confidentiality, non-competition, and similar agreements pertaining to any of the Neonatal Technology or other Acquired Assets

(including such agreements relating to the foregoing between the Seller and any of its Affiliates, stockholders, officers and directors, including founders), and which are intended to protect the rights of the Seller therein, and (B) any and all other Contracts or agreements to which the Seller is a party, including but not limited to those that are listed in Schedule 2.01(a)(vi), (collectively, the “Assigned Contracts”);

(vii) all Assigned Accounts Receivable;

(viii) all rights, claims and causes of action to the extent relating to the Neonatal Technology or any other Acquired Asset, including any such items arising under breach of Contract, tort, product warranty, insurance policies and all guarantees, warranties, indemnities and similar rights in respect of any Acquired Asset, including the right to license and enforce all Intellectual Property Rights and to bring lawsuits and recover damages for any past, present or future infringement; and

(ix) all operating data, records, prints, drawings, specifications, lab notebooks, and other information, relating to the Acquired Assets and the Neonatal Technology, including all supplier lists, credit records and information, catalogs and sales, promotional and advertising materials, product test reports, market studies, training materials and literature; and drawings, plans, specifications and other records relating to operating procedures, processes, inventions and know-how in all cases, in any form or medium.

(b) Notwithstanding anything in Section 2.01(a) to the contrary, the Seller shall not sell, convey, assign, transfer or deliver, nor cause to be sold, conveyed, assigned, transferred or delivered, to the Purchaser, and the Purchaser shall not purchase, and the Acquired Assets shall not include the following: (i) any cash in the Seller’s bank account as of the date hereof, (ii) all finished goods inventories, stores, replacement and spare parts, packaging materials, operating supplies and inventory on consignment with third parties, in transit or deposited in a warehouse, in each case, to the extent listed on Schedule 2.01(b)(ii) (the “Inventory”), and (iii) the Excluded Accounts Receivable (items (i)-(iii) together, the “Excluded Assets”), and all rights of the Seller under this Agreement and the Ancillary Agreements.

SECTION 2.02. No Assumption of Liabilities.

(a) Neither the Purchaser nor its Affiliates shall assume any Liabilities, duties, obligations or commitments, of any nature whatsoever, whether known or unknown and whether absolute, accrued, liquidated, contingent or otherwise of the Purchaser or its Affiliates, and whether or not arising out of the Neonatal Technology or any operations of the Seller, all of which shall be retained and paid, performed and discharged when due by the Seller; provided, however, that the Purchaser shall assume and discharge the Assigned Accounts Payable and the obligations under the Assigned Contracts (including the Seller’s real estate lease). For avoidance of doubt, it is understood that patent prosecution and patent maintenance costs that accrue after Closing for the Neonatal Technology that is part of the Acquired Assets will be the responsibility of Purchaser, and after Closing, Purchaser shall be solely responsible for its management of the Neonatal Technology that is part of the Acquired Assets, and all decisions relating to the prosecution, maintenance or otherwise of the Acquired Assets shall be in Purchaser’s sole discretion.

(b) The Purchaser is acquiring the Acquired Assets free and clear of all Liabilities, and free and clear of all Liens.

SECTION 2.03. Cash Purchase Price; Royalty Payments.

(a) The consideration to be paid by the Purchaser to the Seller for the Acquired Assets is (i) cash in the aggregate amount of One Million Dollars ($1,000,000) (the “Cash Purchase Price”) and (ii) the Royalty Payments, if any.

(b) The Parties agree to allocate the Cash Purchase Price among the Acquired Assets for all purposes (including financial accounting and Tax purposes) in accordance with Code Section 1060 and the applicable Treasury Regulations in the manner specified in Schedule 2.03(b).

(c) In addition to the Cash Purchase Price, Purchaser or its Affiliates will pay royalties to Seller (or Mr. Boone directly if he so indicates in writing) on Net Sales (“Royalty Payments”), if any, on any product currently being sold or offered for sale by the Seller, as indicated on Exhibit D, and any additional products initially conceived and invented by Mr. Boone (“Royalty Products”), at the applicable rate(s) set forth below:

(i) three percent (3%) of the first $1,000,000 in Net Sales of Royalty Products by Purchaser and its Affiliates;

(ii) four percent (4%) of Net Sales of Royalty Products by Purchaser and its Affiliates in excess of the first $1,000,000 but less than $2,000,000; and

(iii) five percent (5%) of Net Sales of Royalty Products by Purchaser and its Affiliates in excess of $2,000,000.

(d) Royalty Payments, if any, shall be payable on an annual basis for a term of three (3) years after the Closing Date (as defined below), regardless of when the related Royalty Products were conceived and invented. Purchaser shall pay Royalty Payments, if any, within sixty (60) days after the end of each of such three years. Purchaser shall also deliver to Seller at such time a computation of Net Sales to support its determination of the Royalty Payments. Seller shall be entitled to, on reasonable advance notice to Purchaser, cause an independent accountant engaged by it and mutually agreed upon by Seller and Purchaser to audit the books and records relating to Net Sales and the computation of Royalty Payments, and Purchaser shall provide reasonable assistance to any such audit. If any such audit indicates an underpayment of Royalty Payments, then Purchaser shall pay the shortfall within thirty (30) days of such audit and, if the shortfall exceeds $25,000, then Purchaser shall also reimburse to Seller the reasonable out-of-pocket expenses incurred in conducting the audit within thirty (30) days of such audit.

(e) Seller shall retain ownership of the Inventory through the Closing and agrees to sell the Inventory, subject to availability, to Purchaser or its Affiliates in such amounts as may be requested by Purchaser or its Affiliates via one or more purchase orders. The price paid by Purchaser or its Affiliates for any such Inventory shall be the Seller’s cost basis in the inventory as of the Closing Date as set forth in Schedule 2.01(b)(ii). Seller shall not sell any Inventory to any third party without the prior written permission of Purchaser or its Affiliates. To the extent that any Inventory purchased by Purchaser or its Affiliates is subsequently sold by Purchaser or its Affiliates to a third party, Seller shall receive Royalty Payments as set forth in Sections 2.03(c) and (d) and subject to the limitations set forth therein and elsewhere in this Agreement. For avoidance of doubt, neither the Purchaser nor its Affiliates has no obligation to purchase any of the Inventory.

(f) If Mr. Boone conceives of any new products that Purchaser approves, then Purchaser commits in good faith to invest up to $500,000 in the aggregate toward the development and commercialization of any such new products.

(g) All periodic cash payments and receipts related to the Acquired Assets or Assumed Liabilities (but excluding the accounts receivable), including rents and utilities, shall be prorated as of the Closing Date, with Seller entitled to the benefits and responsible for the burdens thereof to the extent such items relate to any time period up to and including the Closing Date and Purchaser entitled to the benefits and responsible for the burdens thereof to the extent such items relate to periods subsequent to the Closing Date.

SECTION 2.04. Closing. The closing of the sale and purchase of the Acquired Assets (the “Closing”) shall take place remotely via the exchange of documents and signatures simultaneously upon execution and delivery of this Agreement and the Ancillary Agreements. The date upon which the Closing occurs is referred to herein as the “Closing Date”.

SECTION 2.05. Closing Deliveries by the Purchaser. At the Closing, the Purchaser shall:

(a) pay the Cash Purchase Price by wire transfer of immediately available funds (i) into the accounts of the Seller’s Creditors the amounts due to each as set forth in Schedule 2.05(a), and (ii) if there are any amounts remaining after making the payments contemplated by clause (i), into an account designated by the Seller in writing; and

(b) deliver to the Seller executed counterparts of each Ancillary Agreement to which Purchaser is a party, including the Assignment Agreement, attached hereto as Exhibit A (the “Assignment Agreement”), the Intellectual Property Assignment, attached hereto as Exhibit B (the “Intellectual Property Assignment”), the Noncompete Agreement, the Employment Agreement, employment offer letters to certain other employees of the Seller, and such other instruments, in form and substance reasonably satisfactory to Purchaser, as may be reasonably requested by Purchaser or necessary under applicable Law to effect the transfer of the Assigned Assets to Purchaser and to evidence such transfer in the public records, in each case duly executed by Seller.

SECTION 2.06. Closing Deliveries by the Seller. At the Closing, the Seller shall deliver to the Purchaser:

(a) the Bill of Sale, attached hereto as Exhibit C (the “Bill of Sale”), duly executed by the Seller;

(b) counterparts to each Ancillary Agreement to which Seller or its Affiliates is a Party, including the Assignment Agreement, the Patent Agreement, the Noncompete Agreement, the Employment Agreement, and the employment offer letters to certain other employees of the Seller, duly executed by the Seller;

(c) all consents, waivers and approvals referred to in Schedule 3.04;

(d) a certificate from the Secretary of the Seller, dated as of the Closing Date, certifying true, accurate and complete copies of (i) resolutions of the board of directors of the Seller unanimously approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and (ii) resolutions of the stockholders of the Seller unanimously approving consummation of the transactions contemplated herein;

(e) pay off letters from each of the Seller’s Creditors, and such other bills of sale, assignments, certificates of title, documents and other instruments of transfer and conveyance as may reasonably be requested by the Purchaser or its Affiliates, each in form and substance satisfactory to the Purchaser and its Affiliates and its legal counsel and executed by Seller.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER AND MR. BOONE

The Seller and Mr. Boone hereby jointly and severally represent and warrant to the Purchaser and its Affiliates, as of the date hereof or, if a representation or warranty is made as of a specified date, as of such date, that the statements made in this Article III are correct and complete, except as otherwise set forth in the Disclosure Schedules. The Disclosure Schedules shall be arranged in sections corresponding to the numbered and lettered Sections of this Article III, and the disclosures of any section of the Disclosure Schedules shall provide information regarding, and qualify only, the corresponding numbered and lettered section of this Article III, unless and to the extent that (a) cross references to other sections are set forth in the Disclosure Schedules or (b) it is reasonably apparent due to the nature of the disclosure that such disclosure qualifies one or more of the numbered or lettered sections of this Article III.

SECTION 3.01. Organization, Authority and Qualification of the Seller; Capacity of Mr. Boone.

(a) Each of the Seller business entities – a corporation and a limited liability company – are duly organized, validly existing and in good standing under the laws of the State of Delaware. The Seller has all corporate power and authority to carry on the activities in which it is engaged and to own, lease and use the assets and properties owned, leased and used by it, and to enter into this Agreement, the Ancillary Agreements and any document, instrument or certificate specifically contemplated by this Agreement or the Ancillary Agreements to which it is a party, and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party. The Seller is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary. The execution, delivery and performance by the Seller of this Agreement and the Ancillary Agreements and consummation of the transactions contemplated herein and therein have been duly authorized by the unanimous consent of the board of directors of the Seller and the unanimous consent of the stockholders of the Seller. This Agreement has been, and upon their execution each of the Ancillary Agreements to which Seller is a party will be, duly executed and delivered by the Seller and constitutes the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with their terms.

(b) Mr. Boone has full legal capacity to enter into this Agreement, to carry out and perform his obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Mr. Boone and constitutes the legal, valid and binding obligation of Mr. Boone, enforceable against him in accordance with its terms.

SECTION 3.02. Title to Assets; Sufficiency of the Assets. Immediately prior to the effectiveness of the assignment made hereunder, the Seller is the exclusive owner of, or holds valid contract rights to, and has good, valid and marketable title to, all of the Acquired Assets, free and clear of any Liens. The Acquired Assets constitute all of the assets, property, contractual rights, other rights and claims of whatever kind and nature, tangible or intangible that are used in or intended to be used in the operation or conduct of, or related to, the Neonatal Technology in its current phase. Other than the Excluded Assets, the Acquired Assets are sufficient for the Purchaser or its Affiliates to continue to operate the business involving the Neonatal Technology, immediately following the Closing, in substantially the same manner as that business is presently conducted by Seller.

SECTION 3.03. Corporate Records. The Seller has made available to the Purchaser a true, correct and complete copy of the Seller’s certificate of incorporation and by-laws (or similar organizational instruments), each as in effect on the date hereof (collectively, the “Seller Charter Documents”). All transactions entered into by the Seller have been duly authorized by the Board of Directors of the Seller (or similar governing body).

SECTION 3.04. No Violation or Approval; Consents. The execution, delivery and performance by each of the Seller and Mr. Boone of this Agreement and the consummation by each of the Seller and Mr. Boone of the transactions contemplated hereby does not and will not conflict with, or result in a material violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under any provision of (a) the Seller Charter Documents; (b) any agreement to which the Seller or Mr. Boone is a party or by which any of the properties or assets of the Seller or Mr. Boone are bound, including the Assigned Contracts, or (c) any Law or Order applicable to the Seller or Mr. Boone or any of the properties or assets of the Seller. Except as set forth on Schedule 3.04, no notice to, filing with, or authorization, registration, consent or approval of, any Governmental Authority or other Person is necessary for the execution, delivery or performance by the Seller or Mr. Boone of this Agreement, any other Seller Charter Document, any Assigned Contract, or the consummation of the transactions contemplated hereby or thereby by the Seller or Mr. Boone.

SECTION 3.05. No Material Changes. With respect to the Neonatal Technology, there has not been since December 31, 2014: (a) any change, event, effect or occurrence that has had or is reasonably expected to have a material effect on the Neonatal Technology; (b) any material damage, destruction, casualty or loss with respect to any of the Acquired Assets; (c) entry into any Contract that would constitute a Material Contract; (d) acceleration, termination, material modification to or cancellation of any Material Contract; or (e) any sale or licenses of assets, including the Assigned Intellectual Property.

SECTION 3.06. Compliance with Laws. In relation to the Neonatal Technology (a) the Seller has been in compliance in all material respects with all Laws applicable to its development, testing, operations or assets during the three year period preceding the date hereof, (b) Seller has not received any written notification or communication from any Governmental Authority (i) asserting that the Seller is not in compliance with any Laws or Orders or (ii) threatening to terminate, revoke or cancel any material Permit held by the Seller, or any other Person and (c) no Person has entered into or been subject to any Order with respect to any material aspect of the development, testing, operations or assets or received any written notice from any Governmental Authority commencing or threatening any formal administrative inquiry, investigation or Proceeding with respect to any of the foregoing.

SECTION 3.07. Intellectual Property.

(a) Schedule 2.01(a)(i)(A) and 2.01(a)(i)(B) set forth a complete and accurate list of all trade names, brand names, trademarks, patents, domain names, and all applications for the foregoing included in the Assigned Intellectual Property. All necessary registration, maintenance, renewal, and other relevant filing fees due through the date hereof in connection with the items set forth on Schedule 2.01(a)(i)(A) and 2.01(a)(i)(B) have been timely paid and all necessary documents and certificates in connection therewith have been timely filed in the name of the Seller with the relevant patent or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Intellectual Property Rights in full force and effect. Schedule 2.01(a)(i)(A) and 2.01(a)(i)(B) include an accurate copy of a docket report listing all patents and domain names, respectively, within the Assigned Intellectual Property indicating among other things the filings, payments or similar actions that must be taken within sixty (60) days of the Closing Date for the purposes of obtaining, maintaining, perfecting or renewing any patent or patent application or domain name registration.

(b) The Seller is the exclusive owner of all rights, titles and interest in and to and has valid and continuing rights to use all of the Assigned Intellectual Property, All US and foreign patents, patent applications, and other registered intellectual property that are included in the Assigned Intellectual Property are valid, enforceable and subsisting. The Seller has not licensed or transferred the Assigned Intellectual Property to any third party.

(c) Schedule 3.07(c) sets forth all Contracts granting to the Seller a license to any Assigned Intellectual Property that are used in the Neonatal Technology (the “IP Licenses”). Each of the IP Licenses is in full force and effect. The Seller is not in default under any IP License, nor, to the Knowledge of the Seller, is any other party to an IP License in default thereunder, and to the Knowledge of the Seller no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder. No party to any of the IP Licenses has exercised any termination rights with respect thereto. Following the consummation of the Closing and assignment of the IP Licenses to the Purchaser, the Purchaser will have the right to exercise all of the current rights of the Seller under the IP Licenses to the same extent and in the same manner the Seller would have been able to had the transactions contemplated by this Agreement not occurred, and without the payment of any additional consideration or third party consents as a result of such transactions. The Seller has delivered to the Purchaser true, correct and complete copies of each Contract set forth on Schedule 3.07(c) together with all amendments, modifications or supplements thereto.

(d) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not constitute a breach of any instrument or agreement governing any Assigned Intellectual Property, will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any Assigned Intellectual Property or impair the right of the Seller to use, sell or license any Assigned Intellectual Property or portion thereof.

(e) To Seller’s Knowledge, the conduct of the Neonatal Technology as presently conducted and as currently proposed to be conducted by Seller before the date hereof, including, testing, development, licensing, or use of any products and services in connection with such Neonatal Technology do not infringe, constitute an unauthorized use of, misappropriate, dilute or violate any Intellectual Property Rights, right of publicity, right of privacy, or other similar rights of any Person. There is no pending or, to the Knowledge of the Seller, threatened, claim or litigation contesting the validity, ownership or right to use any Seller IP Right. The Seller has not received any notice asserting that any Seller IP Right or the proposed use thereof conflicts or will conflict with the rights of any Person, nor to the Knowledge of the Seller, there any facts or circumstances that would form the basis for any such claim or challenge.

(f) To the Knowledge of the Seller, no Person is infringing, violating, misusing or misappropriating any Assigned Intellectual Property, and no such claims have been made against any Person by the Seller.

(g) No confidential information contained in the Assigned Intellectual Property has been authorized to be disclosed or has been actually disclosed by the Seller or Mr. Boone to any non-employee third Person other than pursuant to a non-disclosure agreement restricting the disclosure and use of the Assigned Intellectual Property. The Seller and Mr. Boone have taken reasonable security measures to protect the secrecy, confidentiality and value of all the Intellectual Property Rights included in the Assigned Intellectual Property and all of its other non-public, proprietary information, which measures are reasonable in the industry in which the Neonatal Technology operates. Each employee and independent contractor currently or previously employed or retained on behalf of the Seller has executed a non-disclosure and inventions agreement.

(h) The conduct of the Neonatal Technology is in compliance in all respects with any and all applicable Laws relating to privacy, data protection and security, export, transfer and the collection and use of personal information and neither the Seller nor Mr. Boone have received any written notice of any claims or been charged with the violation of any such Laws.

SECTION 3.08. Material Contracts. (a) Schedule 3.08(a) lists each of the following Contracts, in each case solely to the extent still effective, related to the Neonatal Technology (such Contracts, together with all Contracts relating to Assigned Intellectual Property set forth on Schedule 3.07(c), being “Material Contracts”):

(i) all consulting, commercialization and product testing Contracts and Contracts with independent contractors, consultants or Persons (or similar arrangements) to which the Seller is a party;

(ii) each Contract granting any Person any preferential right to purchase any of its assets;

(iii) each Contract relating to the acquisition or disposition (by merger, purchase of stock or assets or otherwise) by the Seller of any business, equity or assets of any other Person or any real property;

(iv) each Contract relating to the incurrence, assumption or guarantee of any indebtedness or imposing a Lien on any of the assets of the Seller, including indentures, guarantees, loan or credit agreements, sale and leaseback agreements, purchase money obligations incurred in connection with the acquisition of property, mortgages, pledge agreements, security agreements, or conditional sale or title retention agreements;

(v) each Contract providing for the exclusive right to develop, test or distribute products of the Seller in any geographic region or distribution channel;

(vi) each Contract pursuant to which the Seller may be obligated to pay for goods and services to be delivered or performed;

(vii) all Contracts involving any lease by the Seller (as lessor or lessee) of any Personal Property;

(viii) all Contracts that require the Seller to purchase its total requirements of any product or service from a third party or that contain “take or pay” provisions;

(ix) all IP Licenses; and

(x) any other Contract that is material to the Seller and not previously disclosed pursuant to this Section 3.08.

(b) The Seller has heretofore made available to the Purchaser a true, complete and correct copy of each Material Contract and all amendments and supplements thereto and all waivers thereunder. None of the Seller or, to the Knowledge of the Seller, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) in any material respect, or has provided or received any notice of any intention to terminate, any Material Contract, and no event has occurred that (with or without notice, lapse of time or both) would constitute such a breach or default by the Seller or, to the Knowledge of the Seller, any other party thereto. Each Material Contract is in full force and effect and is a legal, valid and binding agreement of the Seller, enforceable in accordance with its terms against the Seller and, to the Knowledge of the Seller, the other parties thereto. No event or circumstance has occurred that, solely with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder.

(c) No Contract included in the Acquired Assets requires any notice to, or consent of, any third party with respect to the transfer or assignment by the Seller to the Purchaser of such Contract.

SECTION 3.09. Financial Statements. The Seller has delivered to the Purchaser (a) unaudited balance sheets and statements of operations and cash flows of the Seller at and for the fiscal years ended December 31, 2014, and accompanying notes (the “Annual Financial Statements”), and (b) an unaudited balance sheet and statements of operations and cash flows of the Seller at and for the six month period ended June 30, 2015 (the “Interim Financial Statements” and collectively with the Annual Financial Statements, the “Financial Statements”). The Financial Statements (i) are accurate, complete and consistent with the books and records of the Seller, (ii) have been prepared in conformity with GAAP on a basis consistent with prior accounting periods and (iii) fairly present the financial position, results of operations and changes in financial position of the Seller as of the dates and for the periods indicated. The balance sheet of the Seller as of June 30, 2015 is herein referred to as the “Seller Balance Sheet.” The Seller has no liabilities or obligations of any nature (absolute, contingent or otherwise) that are not fully reflected or reserved against, if prescribed by GAAP, in the Seller Balance Sheet, except Liabilities incurred since the date of the Seller Balance Sheet, which in the aggregate do not exceed $10,000.00. The Seller is not a guarantor, indemnitor, surety or other obligor of any indebtedness of any other Person.

SECTION 3.10. Litigation. (a) There is no Proceeding pending or, to the Knowledge of the Seller, threatened against the Seller (or against Mr. Boone and relating to the Seller) or, to the Knowledge of the Seller, any of its employees or agents or consultants in their capacity as such, that (i) enjoins or seeks to enjoin any significant activity by the Seller relating to the Acquired Assets or (ii) challenges the validity of this Agreement or the transactions contemplated hereby.

(b) The Seller is not subject to any unsatisfied Order.

(c) There is no Proceeding pending or initiated by the Seller (or by Mr. Boone and relating to the Seller), and, as of the date of this Agreement, neither Mr. Boone nor the Seller intend to initiate any Proceeding.

(d) There are no outstanding Orders by a Governmental Authority and no unsatisfied judgments, penalties or awards against or affecting the Seller or any of its respective properties or assets.

SECTION 3.11. FDA Compliance. Except as disclosed in the Disclosure Schedules, neither the Seller nor any Person has applied for any Permit or exemption or made any other submission to the U.S. Food and Drug Administration (the “FDA”) or any comparable Governmental Authority. Neither the Seller nor Mr. Boone has knowledge that the FDA or any other Governmental Authority has provided any indication that the Neonatal Technology does not or may not comply with, or may not be approved under, any applicable international, federal, state and local laws, statutes, rules, regulations and orders administered or issued by the FDA or any comparable Governmental Authority.

SECTION 3.12. Solvency.

(a) The Seller is not now insolvent and will not be rendered insolvent by any of the transactions contemplated hereby. As used in this section, “insolvent” means that the sum of the debts and other probable Liabilities of the Seller that exceed the present fair saleable value of the Seller’s assets.

(b) Immediately after the execution of this Agreement and the transactions contemplated hereby:

(i) the Seller will be able to pay its Liabilities as they become due;

(ii) the Seller will not have unreasonably small capital with which to conduct its present or proposed activities;

(iii) the Seller will have assets (calculated at fair market value) that exceed its Liabilities; and

(iv) taking into account all pending and threatened litigation, final judgments against the Seller in actions for money damages are not reasonably anticipated to be rendered at a time when, or in amounts such that, the Seller will be unable to satisfy any such judgments promptly in accordance with their terms (taking into account the maximum probable amount of such judgments in any such actions and the earliest reasonable time at which such judgments might be rendered) as well as all other obligations of the Seller. The cash available to the Seller, after taking into account all other anticipated uses of the cash, will be sufficient to pay all such debts and judgments promptly in accordance with their terms.

SECTION 3.13. Illegal Payments; Etc. None of the Seller, to the Knowledge of the Seller, any of their respective employees, agents or Affiliates, has (a) given, or agreed to give, any gift, contribution, payment or similar benefit to any supplier, customer, governmental official or employee or other Person who was, is or may be in a position to help or hinder the Seller (or assist in connection with any actual or proposed transaction) or made, or agreed to make, any contribution, or reimbursed any political gift or contribution made by any other Person, to any candidate for federal, state, local or foreign public office or (b) established or maintained any unrecorded fund or asset or made any false entries on any books or records for any purpose.

SECTION 3.14. Brokers. The Seller has not entered, directly or indirectly, into any agreement with any Person for the payment of any commission, brokerage or “finder’s fee” in connection with the transactions contemplated hereby.

SECTION 3.15. Full Disclosure . All of the information set forth in the Disclosure Schedules is accurate and complete in all respects and true, accurate and complete copies of any and all agreements listed on the Disclosure Schedules have been provided to the Purchaser. There is (i) no material fact known to Seller that the Seller has not disclosed to the Purchaser and (ii) no untrue statement of fact, in either case that would have or is reasonably likely to have a material adverse effect on the Neonatal Technology or affect materially the ability of the Seller to perform its obligations under this Agreement or to consummate any of the transactions contemplated hereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Seller as follows:

SECTION 4.01. Organization and Authority of the Purchaser. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Purchaser has all corporate power and authority to enter into this Agreement and the Ancillary Agreements and to perform its obligations hereunder and thereunder. This Agreement has been duly executed and delivered by the Purchaser and constitutes the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms.

SECTION 4.02. No Violation or Approval. The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby does not and will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under any provision of (a) the Purchaser’s organizational documents or (b) any Law or Order applicable to the Purchaser, except in the case of clause (b), with such exceptions as would not, individually or in the aggregate, prevent the Purchaser from consummating the transactions contemplated hereby. No consent, approval, order or authorization of, or filing with, any Person or Governmental Authority is required of the Purchaser in connection with the execution and delivery by the Purchaser of this Agreement or the consummation of any of the transactions contemplated hereby.

SECTION 4.03. Consents. No Consent with or by any Governmental Entity is required for or in connection with the execution and delivery of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby.

ARTICLE V

POST-CLOSING COVENANTS

SECTION 5.01. Confidentiality. From and after the Closing, the Seller shall, and shall cause its Affiliates to, hold, and each shall use its reasonable best efforts to cause its or their respective representatives to hold, in confidence any and all information, whether written or oral, concerning the Neonatal Technology, except to the extent that the Seller can show that such information (a) is generally available to and known by the public through no fault of the Seller, any of their Affiliates or their respective representatives, (b) is lawfully acquired by the Seller, any of its Affiliates or its respective representatives from and after the date hereof from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation, or (iii) is required to be disclosed by applicable Laws, order, or the FDA or another regulator. If the Seller or any of its Affiliates or its respective representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, the Seller shall promptly notify the Purchaser in writing and shall disclose only that portion of such information which the Seller is advised by its counsel in writing it or the Seller is legally required to disclose, provided that the Seller shall use reasonable best efforts at the Purchaser’s expense, to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

SECTION 5.02. Public Announcements. Neither the Purchaser or the Seller nor Mr. Boone shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the others.

SECTION 5.03. Cooperation with Filings and Associated Financials. From and after the Closing, Seller and Mr. Boone shall, and shall cause their Affiliates to reasonably assist Purchaser with Capnia, Inc.’s preparation of a Current Report on Form 8-K with respect to this transaction and its amendments and with any other governmental filing that may be required in connection with this Agreement and the transactions contemplated hereby, which assistance shall include but shall not be limited to providing and assistance, to the extent of the Seller’s ability and without imposing any obligation to incur third party expenses, with the preparation of historical audited financials of the Seller and reasonable access to the Seller’s books and records in connection therewith.

SECTION 5.04. Payment of Excluded Accounts Payable. Seller shall satisfy Excluded Accounts Payable.

SECTION 5.05. Further Assurances; Post-Closing Cooperation. (a) At any time or from time to time after the date hereof, each of the Parties shall (i) execute and deliver such other documents and instruments, provide such materials and information, and take such other actions as may reasonably be necessary, proper or advisable, to vest, perfect or confirm ownership (of record or otherwise) in, to, or under any or all of the Acquired Assets in Purchaser or otherwise to carry out this Agreement and to effect the consummation of the transactions contemplated hereby, and (ii) afford the other party, its counsel, its accountants and other advisors, during normal business hours, reasonable access to the books, records and other data, documents or reports relating to the Neonatal Technology in its possession (it being understood that the Purchaser shall only be required by this clause (ii) to provide access to books, records and other data, documents or reports included in the Acquired Assets) and the right to make copies and extracts therefrom, to the extent that such access may reasonably be required by the requesting party in connection with (A) the preparation of Tax Returns, (B) compliance with the requirements of any Governmental Authority, or (C) in connection with any actual or threatened Proceeding. Further, each Party agrees for a period extending seven (7) years after the date hereof, or such longer period as such books and records remain relevant to open tax years, not to destroy or otherwise dispose of any such books, records and other data unless such party shall first offer by notice to the other to surrender such books, records and other data to the notifying party and such other party shall not agree in writing to take possession thereof during the thirty (30) day period after such offer is made.

(b) Notwithstanding anything to the contrary contained in this Section 5.05, if the parties are in an adversarial relationship in any Proceeding, the furnishing of information, documents or records in accordance with any provision of this Section 5.05 shall be subject to applicable rules relating to discovery.

ARTICLE VI

INDEMNIFICATION

SECTION 6.01. Survival of Representations and Warranties. The representations and warranties in this Agreement or any instrument or certificate delivered pursuant to this Agreement shall survive the Closing for: (i) the Closing Consideration Indemnification Term in connection with recourse for Losses against the Cash Purchase Price and the Purchaser Indemnified Parties generally; and (ii) the Royalty Indemnification Term in connection with offsets for Losses against Royalty Payments as set forth in Section 6.07; provided, however, that in either case, Sections 3.01 and 3.02 shall survive for the statute of limitations period. All covenants and agreements contained herein shall remain in full force and effect following the Closing. “Closing Consideration Indemnification Term” shall mean 18 months. “Royalty Indemnification Term” shall mean 36 months.

SECTION 6.02. Indemnification by Mr. Boone and the Seller. Mr. Boone and the Seller hereby agree to jointly and severally indemnify, defend and hold harmless the Purchaser and each of its Affiliates, employees, directors, officers, representatives and agents (collectively, the “Purchaser Indemnified Parties”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses suffered, incurred or sustained by or imposed upon any Purchaser Indemnified Parties arising out of, with respect to, by reason of, as a result of or based upon:

(a) any inaccuracy of the representations or warranties made by the Seller or Mr. Boone set forth in this Agreement (including the Disclosure Schedules and exhibits attached hereto and any certificates delivered pursuant hereto);

(b) any breach or nonfulfillment by the Seller or Mr. Boone of any of the covenants or agreements of the Seller nor Mr. Boone set forth in this Agreement (including the Disclosure Schedules and exhibits attached hereto and any certificates delivered pursuant hereto);

(c) any Liability of the Seller that is not assumed hereunder; or

(d) any third-party claims against any Purchaser Indemnified Party after the Closing, including the reasonable costs of defending against and settling any such third-party claims, if the facts and circumstances alleged in such third-party claims would give the Indemnified Party a right to indemnification under Sections 6.02(a), (b) or (c); or

(e) any third party claim challenging Purchaser’s ownership of any Assigned Intellectual Property.

The provisions of this Section 6.02 are intended to be for the benefit of, and enforceable by, any Purchaser Indemnified Party, as applicable, and each such Person shall be a third party beneficiary with respect to this Section 6.02.

SECTION 6.03. Indemnification by the Purchaser. Subject to the limitations set forth in this Article VI, the Purchaser hereby agrees to indemnify, defend and hold harmless the Seller and its Affiliates (collectively, the “Seller Indemnified Parties”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses suffered, incur or sustained by or imposed upon the Seller Indemnified Parties arising out of, with respect to, by reason of, as a result of or based upon:

(a) any inaccuracy of the representations or warranties made by the Purchaser set forth in this Agreement; or

(b) any breach or nonfulfillment by the Purchaser of any of the covenants or agreements of the Purchaser set forth in this Agreement or any of the Ancillary Agreements and the exhibits attached hereto or thereto; or

SECTION 6.04. Notice of Loss; Third Party Claims.

(a) An Indemnified Party shall give the Indemnifying Party notice of any matter which an Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement, within 60 days of such determination, stating the amount of the Losses, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises.

(b) If an Indemnified Party shall receive notice of any Proceeding audit, claim, demand or assessment (each, a “Third Party Claim”) against it which may give rise to a claim for Losses under this Article VI, within 30 days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article VI except to the extent that such failure results in a detriment to the Indemnifying Party and shall not relieve the Indemnifying Party from any other Liability that it may have to any Indemnified Party other than under this Article VI. The Indemnified Party shall assume and control the defense of such Third Party Claim, with counsel of its own choosing, at the cost and expense of the Indemnifying Party. The Indemnifying Party may participate in such defense at its own expense. The Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party. The Indemnified Party shall not settle, compromise, pay, or permit to be paid, any part of such Third Party Claim unless the Indemnifying Party consents in writing to such settlement, compromise, payment, which consent shall not be unreasonably withheld, or unless a final judgment from which no appeal may be taken by or on behalf of the Indemnified Party is entered against the Indemnified Party for such Third Party Claim.

SECTION 6.05. Limitations on Indemnification; Exclusive Remedy.

(a) Subject to Section 7.13 the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud or intentional misrepresentation on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article VI. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under applicable Laws, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective representatives arising under or based upon any Laws, except pursuant to the indemnification provisions set forth in this Article VI.

(b) Other than in the case of a breach of Sections 3.01 or 3.02, the Seller and Mr. Boone shall not be liable to the Purchaser Indemnified Parties for any indemnification amount until the aggregate amount of all Losses exceeds $10,000 (the “Deductible”), in which event the Seller and Mr. Boone shall only be required to pay or be liable for Losses in excess of the Deductible. With the exception of any offsets against Royalty Payments as set forth in Section 6.07, the maximum aggregate amount of all Losses for which the Purchaser Indemnified Parties shall be able to collect pursuant to this Agreement shall not exceed $200,000 (the “Cap”); provided, however: (i) the Cap shall not apply to Losses for breaches of Sections 3.01 and 3.02, in which case the maximum amount of available recourse for Losses shall equal the sum of the Purchase Price and any Royalty Payments that become due after an indemnification claim is made; and (ii) the Cap shall not apply to offsets for Losses against Royalty Payments as set forth in Section 6.07, in which case the maximum amount of recourse to offset for Losses against Royalty Payments as set forth in Section 6.07 shall equal the amount of Royalty Payments that become due after an indemnification claim is made.

(c) Payments by an Indemnifying Party pursuant to Section 6.02 or Section 6.03 in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds in respect of any such claim.

(d) In no event shall any Indemnifying Party be liable to any Indemnified Party for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple, unless such damages are included as part of a third party claim against the Indemnified Party.

(e) Each Indemnified Party shall take, and cause its Affiliates to take, all reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Loss.

SECTION 6.06. Reliance. The rights of the Purchaser Indemnified Parties to indemnification for the express representations, warranties, covenants and agreements set forth herein are part of the basis of the bargain contemplated by this Agreement, and their rights to indemnification shall not be affected by virtue of (and any Purchaser Indemnified Party shall be deemed to have relied upon the express representations, warranties, covenants and agreements set forth herein notwithstanding) any knowledge on the part of any Purchaser Indemnified Party of any untruth of any such representation or warranty or breach of any covenant or agreement expressly set forth in this Agreement, regardless of whether such knowledge was obtained through the investigation by any Purchaser Indemnified Party or through disclosure by Mr. Boone, the Seller or another Person, and regardless of whether such knowledge was obtained before, at or after the date hereof.

SECTION 6.07. Offsets Against Royalty Payments. Notwithstanding anything to the contrary contained in this Article VI, the first recourse of Purchaser and its Affiliates for all claims against the Seller and Mr. Boone for indemnification under this Article VI shall be directly against the Seller and Mr. Boone. Furthermore, the Purchaser and its Affiliates may, but shall not be obligated to, off-set any claims for indemnification under this Article VI against any Royalty Payment which may be payable to the Seller pursuant to Section 2.03(c).

SECTION 6.08. Miscellaneous. The Seller and the Purchaser and its Affiliates agree to treat all payments made by any of the Parties to or for the benefit of any other (including any payments to the Seller) under this Article VI or under any other indemnity provisions of this Agreement as adjustments to the Cash Purchase Price for Tax purposes and that such treatment shall govern for purposes hereof except to the extent that the laws of a particular jurisdiction require otherwise.

ARTICLE VII

GENERAL PROVISIONS

SECTION 7.01. Notices. All notices, requests, demands, claims and other communications required or permitted hereunder will be in writing and will be sent by nationally recognized overnight courier, registered mail or certified mail. Any notice, request, demand, claim, or other communication required or permitted hereunder will be deemed duly given, as applicable, (a) one (1) Business Day following the date sent when sent by overnight delivery or (b) five (5) Business Days following the date mailed when mailed by registered or certified mail return receipt requested and postage prepaid to the following address:

If to the Seller or Mr. Boone:

NeoForce Group, Inc.

35 Commerce Drive

Ivyland, PA 18974

Tel.: 215-672-6800

E-mail: otho.boone@neoforcegroup.com

Attention: Otho Boone, Chief Executive Officer

with a copy, which shall not constitute notice, to

Blank Rome LLP

One Logan Square

Philadelphia, PA 19103-6998

Tel.: 215.569.5335

Fax: 215.832.5335

Attention: Michael Medveckus

If to the Purchaser:

NeoForce Acquisition, Inc.

3 Twin Dolphin Drive, Suite 160

Redwood City, CA 94065

Tel.: 650-213-8444

E-mail: dotoole@capnia.com

Attention: Anish Bhatnagar, Chief Executive Officer

– with a copy, which shall not constitute notice, to –

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA 94025

Tel.: 650-493-9300

Fax: 650-493-6811

Attention: Elton Satusky

Notwithstanding the foregoing, any Party may send any notice, request, demand, claim, or other communication required or permitted hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, messenger service, facsimile transmission, ordinary mail or electronic mail); provided, however, that no such notice, request, demand, claim, or other communication will be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications required or permitted hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

SECTION 7.02. Expenses. Whether or not the transactions provided for herein are consummated, each of the Parties hereto will assume and bear all expenses, costs and fees (including legal and accounting fees and expenses) incurred by such Party in connection with the preparation, negotiation and execution of this Agreement and the transactions contemplated hereby.

SECTION 7.03. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or under public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

SECTION 7.04. Entire Agreement. The agreement of the Parties that is comprised of this Agreement and the Ancillary Agreements (and all exhibits and Disclosure Schedules hereto) sets forth the entire agreement and understanding between the Parties and supersedes any prior Contract, agreement or understanding, whether oral or written, relating to the subject matter of this Agreement, including the Term Sheet.

SECTION 7.05. Assignment. This Agreement will be binding upon and inure to the benefit of and be enforceable by the successors and permissible assigns of the Seller and the Purchaser. This Agreement and any rights and obligations hereunder will not be assigned, hypothecated or otherwise transferred by any Party hereto (by operation of law or otherwise) without the prior written consent of the other Party, except that the Purchaser may assign all of its rights and obligations under this Agreement without consent from the Seller to one or more of its Affiliates.

SECTION 7.06. Amendment. This Agreement may be amended by the Parties at any time prior to the Closing, but only by an instrument in writing executed by each of the Purchaser and the Seller.

SECTION 7.07. Waiver. Either party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto or (c) waive compliance with any of the agreements of the other party or conditions to such party’s obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

SECTION 7.08. No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied (including the provisions of Article VI relating to indemnified parties), is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

SECTION 7.09. Governing Law. This Agreement, and all claims arising in whole or in part out of, related to, based upon, or in connection herewith or the subject matter hereof will be governed by and construed in accordance with the domestic substantive laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

SECTION 7.10. Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HEREBY WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON OR IN CONNECTION WITH THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 7.10 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

SECTION 7.11. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

SECTION 7.12. Reliance. Each of the Parties hereto acknowledges that it has been informed by each other Party that the provisions of Section 7.10 constitute a material inducement upon which such Party is relying and will rely in entering into this Agreement, and each such Party agrees that any breach by such Party of any of the provisions of Section 7.10 would constitute a material breach of this Agreement.

SECTION 7.13. Specific Enforcement. Each Party acknowledges and agrees that the other Parties would be irreparably damaged in the event that this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that each Party hereto will be entitled to seek an injunction to specifically enforce the terms of this Agreement, in addition to any other remedy to which such Party may be entitled hereunder, at law or in equity.

SECTION 7.14. Negotiation of Agreement. Each of the Parties acknowledges that it has obtained independent counsel or has expressly waived representation by independent counsel. Each Party and its counsel, if any, cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto will be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against the Party that drafted it is of no application and is hereby expressly waived.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement on the date first above written.

NEOFORCE GROUP, INC.		NEOFORCE ACQUISITION, INC.

By:	/s/ Otho Boone	By:	/s/ Anish Bhatnagar
Name: Otho Boone		Name: Anish Bhatnagar
Title: CEO		Title: CEO

For the Purposes of Article III and Article VI herein:		NEOFORCE INNOVATIONS, LLC.

		By:	/s/ Otho Boone
/s/ Otho Boone		Name: Otho Boone
Otho Boone		Title: CEO

The undersigned hereby guarantees the obligations to make Royalty Payments on the part of NeoForce Acquisition, Inc. as set forth in Section 2.03 of this Agreement.

CAPNIA, INC.

By:	/s/ Anish Bhatnagar
Name: Anish Bhatnagar
Title: CEO

EXHIBIT A

Assignment Agreement

ASSIGNMENT AGREEMENT

This Assignment Agreement (this “Agreement”) is made effective as of September 8, 2015, by and between NeoForce Group, Inc., a Delaware corporation (the “NFG”), NeoForce Innovations, LLC, a Delaware limited liability company (collectively, with NFG, “Assignor”), in favor of NeoForce Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Capnia, Inc., a Delaware Corporation (the “Assignee”), pursuant to that certain Asset Purchase Agreement (the “Purchase Agreement”), dated as of even date herewith, by and among Assignor, Assignee, and, solely for purposes of Article III and VI thereof, Otho Boone. All capitalized terms not otherwise defined in this Bill of Sale will have their respective meanings set forth in the Purchase Agreement.

WHEREAS, in furtherance of the transactions contemplated by the Purchase Agreement, Assignor and Assignee desire to enter into this Agreement to evidence the assignment by Assignor of the Acquired Assets (such Acquired Assets, the “Assets”), as well as the assumption by Assignee of the Assigned Accounts Payable and the obligations under the Assigned Contracts (including the Seller’s real estate lease) (the “Assumed Liabilities”).

NOW, THEREFORE, in consideration of the covenants and agreements contained herein and in the Purchase Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Assignment. From and after the Closing Date, and upon the terms and subject to the conditions set forth in the Purchase Agreement, Assignor sells, assigns, conveys and transfers to Assignee, and Assignee purchases, acquires and takes assignment of, all of Assignor’s right, title, benefit, privileges and interest in and to the Assets.

2. Assumption. From and after the Closing Date, and upon the terms and subject to the conditions set forth in the Purchase Agreement, Assignee hereby assumes and agrees to observe and perform all of the Liabilities. Notwithstanding anything to the contrary contained herein, Assignee is not assuming or agreeing to observe or perform any liabilities except the Assumed Liabilities (all liabilities that are not Assumed Liabilities being referred to herein as the “Retained Liabilities”), and the parties agree that all such Retained Liabilities shall remain the sole responsibility of Assignor.

3. No Additional Rights or Obligations. Assignor and Assignee hereby agree and acknowledge that this Agreement is being entered into pursuant to and subject to the terms and conditions set forth in the Purchase Agreement and does not create any additional obligations, covenants, representations and warranties or alter or amend any of the obligations, covenants, representations and warranties contained in the Purchase Agreement, nor shall this Agreement impair or diminish any of the rights or obligations of the parties to the Purchase Agreement, as set forth therein. In the event of any inconsistency between this Agreement and the Purchase Agreement, the Purchase Agreement shall control.

4. Further Assurances. Upon the reasonable request of Assignee or Assignor, the other party will, upon and after the Closing Date, execute and deliver to such party such other deeds, assignments and other instruments as may be reasonably required to effectuate completely the assignment and assumption, as applicable, of the Assets and Assumed Liabilities as contemplated by this Agreement.

5. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the internal Laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.

6. Assignment of this Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. This Agreement and the rights and obligations arising under this Agreement may not be assigned by Assignee or Assignor without the other’s prior written consent, except that Assignee may assign this Agreement and its rights and obligations hereunder to any of its Affiliates (provided that Assignee shall remain responsible for its obligations hereunder to the extent such obligations are not performed by such Affiliates).

7. Multiple Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile or signed documents delivered by email or other electronic means shall be deemed to be original signed documents for all purposes hereunder.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ASSIGNEE:

NEOFORCE ACQUISITION, INC.

By:	/s/ Anish Bhatnagar
Name:	Anish Bhatnagar
Title:	Chief Executive Officer

(Signature Page to Assignment Agreement)

ASSIGNOR:

NEOFORCE GROUP, INC.

By:	/s/ Otho Boone
Name:	Otho Boone
Title:	Chief Executive Officer

NEOFORCE INNOVATIONS, LLC

By:	/s/ Otho Boone
Name:	Otho Boone
Title:	Chief Executive Officer

(Signature Page to Assignment Agreement)

EXHIBIT B

Intellectual Property Assignment

INTELLECTUAL PROPERTY ASSIGNMENT AGREEMENT

This Intellectual Property Assignment Agreement (this “Assignment”), dated as of September 8, 2015, is entered into between NeoForce Group, Inc., a Delaware corporation (the “NFG”), NeoForce Innovations, LLC, a Delaware limited liability company (collectively, with NFG, “Assignor”), and NeoForce Acquisition, Inc., a Delaware corporation (“Assignee”).

WHEREAS, reference is made to that certain Asset Purchase Agreement, dated as of September 8, 2015, by and among Assignor, Assignee, and, solely for purposes of Articles III and VI thereof, Otho Boone (the “APA”), pursuant to which Assignor agreed to assign and transfer, and Assignee has agreed to acquire and assume all Intellectual Property Rights owned or licensed by Seller (the “Intellectual Property Rights”).

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Definitions. All capitalized terms in this Assignment shall have the same meaning as such terms have in the APA.

2.	Assignment. Assignor hereby sells, assigns, transfers, and conveys to Assignee all rights, title, and interest in and to the following, to be held and enjoyed by Assignee as fully and entirely as said interest could have been held and enjoyed by Assignor if this sale, assignment, and transfer had not been made:

2.1.	All Intellectual Property Rights, including the patent and trademark properties identified on Schedule 1 hereto;

2.2.	With respect to trade names, trademarks and service marks (registered and unregistered), domain names, trade dress and similar rights and applications to register any of the foregoing (collectively, “Marks”), all goodwill of the business associated with the use of and symbolized by such Marks; and

2.3.	All causes of action and rights of recovery for past, present, or future infringement of the Intellectual Property Rights.

3.

Domain Name and Social Networking Transfers. The parties acknowledge that in order to effect the assignment and transfer of registration of any domain names and social networking identifiers listed on Schedule 2, the parties must follow certain procedures stipulated by the relevant registrar or website operator (the “Transfer Procedures”). If any further documents or agreements are required to be executed by the parties to carry out such Transfer Procedures, such documents or agreements shall form a part of this Assignment. The parties agree to cooperate fully with each other and promptly to take all necessary actions in order to comply with the Transfer Procedures so as to effect the transactions contemplated in this Assignment, including Assignor directing any domain name registrar to release and unlock any domain names and, upon notice from the registrar that such domain names have been unlocked, immediately requesting that the domain names be transferred to Assignee. The parties acknowledge that it may not be possible to transfer ownership of certain social networking identifiers. In such instances, the parties will work together to accomplish an informal, unofficial transfer, such as Assignor providing Assignee with appropriate user names and passwords. If it is impossible to complete a transfer formally or informally or any social networking identifiers, then Assignor shall take reasonable steps to delete the social networking identifier(s) at issue.

4.	Recordation of Assignment. Attached to this Assignment are the agreements for filing with the U.S. Patent and Trademark Office to record the change of ownership of the Intellectual Property Rights that consist of registered and pending trademarks (Schedule 3) in the United States and registered and pending patents (Schedule 4) in the United States.

5.	Further Assurances. Assignor agrees that, upon commercially reasonable request from time to time, it shall (or direct any affiliates to, if applicable) execute and deliver all such additional documents as may be required, and at Assignee’s expense to do all other acts which may be necessary or appropriate, in the reasonable opinion of Assignee’s counsel, to perfect or record the right or title of Assignee to the Intellectual Property Rights transferred hereby.

6.	Governing Law. This Assignment, the transactions contemplated hereby and the legal relations between the parties hereto shall be governed by and construed in accordance with the internal Laws of the State of Delaware without giving effect to any choice or conflict of law provisions or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware.

7.	Successors and Assigns. This Assignment shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns, and any reference to a party shall also be a reference to the successors and permitted assigns thereof.

8.	Counterparts; Delivery by Fax or E-Mail Attachment. This Assignment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Assignment, and any signed agreement or instrument entered into in connection with this Assignment, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or as an attachment to an electronic mail message in “pdf” or similar format, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or electronic mail attachment in “pdf” or similar format to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or as an attachment to an electronic mail message as a defense to the formation of a contract and each such party forever waives any such defense.

9.	Amendment. This Assignment may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by either party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving.

[Signature pages follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ASSIGNEE:

NEOFORCE ACQUISITION, INC.

By:	/s/ Anish Bhatnagar
Name:	Anish Bhatnagar
Title:	Chief Executive Officer

(Signature Page to Intellectual Property Agreement)

ASSIGNOR:

NEOFORCE INNOVATIONS, LLC

By:	/s/ Otho Boone
Name:	Otho Boone
Title:	Chief Executive Officer

NEOFORCE GROUP, INC.

By:	/s/ Otho Boone
Name:	Otho Boone
Title:	Chief Executive Officer

(Signature Page to Intellectual Property Agreement)

EXHIBIT C

Bill of Sale

BILL OF SALE

This BILL OF SALE (this “Bill of Sale”) is made effective as of September 8, 2015, by between NeoForce Group, Inc., a Delaware corporation (the “NFG”), NeoForce Innovations, LLC, a Delaware limited liability company (collectively, with NFG, “Seller”), in favor of NeoForce Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Capnia, Inc., a Delaware Corporation (the “Purchaser”), pursuant to that certain Asset Purchase Agreement (the “Purchase Agreement”), dated as of even date herewith, by and among Seller, Purchaser, and, solely for purposes of Article III and VI thereof, Otho Boone (“Boone”). All capitalized terms not otherwise defined in this Bill of Sale will have their respective meanings set forth in the Purchase Agreement.

WHEREAS, in furtherance of the transactions contemplated by the Purchase Agreement, Seller has agreed to sell to Purchaser, and Purchaser has agreed to buy from Seller, all of Seller’s right, title and interest in and to all of the Acquired Assets, and Purchaser has agreed to accept all of the Acquired Assets.

NOW, THEREFORE, in consideration of the covenants and agreements contained herein and in the Purchase Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Assets. Seller hereby sells, conveys, transfers and assigns to Purchaser all of Seller’s right, title and interest in and to the Acquired Assets, and Purchaser hereby purchases and accepts from Seller all of the Acquired Assets.

2. Subject to the Purchase Agreement. Purchaser and Seller hereby agree and acknowledge that this Bill of Sale is being executed and delivered pursuant to and subject to the terms and conditions set forth in the Purchase Agreement and does not create any additional obligations, covenants, representations and warranties or alter or amend any of the obligations, covenants, representations and warranties contained in the Purchase Agreement, nor shall this Bill of Sale impair or diminish any of the rights or obligations of the parties to the Purchase Agreement, as set forth therein. In the event of any inconsistency between this Bill of Sale and the Purchase Agreement, the Purchase Agreement shall control.

3. Further Assurances. Upon the reasonable request of Purchaser or Seller, the other party will, upon and after the Closing Date, execute and deliver to such party such other deeds, assignments and other instruments as may be reasonably required to effectuate completely the assignment of the Assets as contemplated by this Bill of Sale.

4. Governing Law. This Bill of Sale shall be governed by and construed and enforced in accordance with the internal Laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.

5. Assignment. This Bill of Sale shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. This Bill of Sale, and the rights and obligations arising under this Bill of Sale may not be assigned by Seller or Purchaser without the other’s prior written consent, except that Purchaser may assign this Bill of Sale and its rights and obligations hereunder to any of its Affiliates (provided that Purchaser shall remain responsible for its obligations hereunder to the extent such obligations are not performed by such Affiliates).

6. Multiple Counterparts. This Bill of Sale may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile or signed documents delivered by email or other electronic means shall be deemed to be original signed documents for all purposes hereunder.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Bill of Sale to be executed as of the date first written above by their respective officers thereunto duly authorized.

PURCHASER:

NEOFORCE ACQUISITION, INC.

By:	/s/ Anish Bhatnagar
Name:	Anish Bhatnagar
Title:	Chief Executive Officer

(Signature Page to Bill of Sale)

SELLER:

NEOFORCE GROUP, INC.

By:	/s/ Otho Boone
Name:	Otho Boone
Title:	Chief Executive Officer

NEOFORCE INNOVATIONS, LLC

By:	/s/ Otho Boone
Name:	Otho Boone
Title:	Chief Executive Officer

(Signature Page to Bill of Sale)

EXHIBIT D

Existing Products

2014 DEPRECIATION AND AMORTIZATION REPORT

COST OF GOODS SOLD DEPRECIATION

											COGS
Asset No.	Description	Date Acquired			Method	Life	Line No.	Unadjusted Cost Or Basis	Bus % Excl	* Reduction In Basis	Basis For Depreciation	Accumulated Depreciation	Current Sec 179	Current Year Deduction
1	(D) FURNITURE AND FIXTURES	03	01	06	200DB	7.00	17	6,511.			6,511.	6,511.		0.
11	(D) COMPUTER AND OFFICE EQUIPMENT	04	20	06	200DB	5.00	17	8,698.			8,698.	8,696.		0.
12	(D) KONICA PRINTER	01	31	11	200DB	5.00	17	13,567.			13,567.	9,660.		782.
13	(D) MONICA’S PRINTER	01	31	11	200DB	5.00	17	994.			994.	994.		0.
14	(D) PHONE SYSTEM	01	31	11	200DB	5.00	17	3,020.			3,020.	2,150.		174.
15	(D) LEASEHOLD IMPROVEMENTS	03	29	06	200DB	5.00	17	51,937.			51,937.	51,937.		0.
16	(D)				200DB	5.00	19B							0.
	* TOTAL COGS DEPRECIATION							84,727.			84,727.	79,948.		956.
	CURRENT ACTIVITY
	BEGINNING BALANCE							84,727.		0.	84,727.	79,948.
	ACQUISITIONS							0.		0.	0.	0.
	DISPOSITIONS							84,727.		0.	84,727.	79,948.
	ENDING BALANCE							0.		0.	0.	0.

428102 05-01-14	(D) - Asset disposed * ITC, Section 179, Salvage, Bonus, Commercial Revitalization Deduction

2014 DEPRECIATION AND AMORTIZATION REPORT

MEDICAL SUPPLIES

											OTHER 1
Asset No.	Description	Date Acquired			Method	Life	Line No.	Unadjusted Cost Or Basis	Bus % Excl	* Reduction In Basis	Basis For Depreciation	Accumulated Depreciation	Current Sec 179	Current Year Deduction
1	PORT PLUG	01	01	13	200DB	5.00	17	2,856.		1,428.	1,428.	286.		457.
2	CIRCUIT TOOL	01	01	13	200DB	5.00	17	25,500.		12,750.	12,750.	2,550.		4,080.
3	MASK TOOL	01	01	13	200DB	5.00	17	57,500.		28,750.	28,750.	5,750.		9,200.
4	ACCESSORIES	01	01	13	200DB	5.00	17	640.		320.	320.	64.		102.
5					200DB	5.00	19B							0.
	* TOTAL OTHER DEPRECIATION							86,496.		43,248.	43,248.	8,650.		13,839.

428102 05-01-14	(D) - Asset disposed * ITC, Section 179, Salvage, Bonus, Commercial Revitalization Deduction

Exhibit 99.1

Acquisition Strengthens Capnia’s Presence in Neonatology

NeoForce President and Chief Executive Officer to Join Capnia as General Manager of

Neonatology

REDWOOD CITY, Calif., Sept. 8, 2015 (GLOBE NEWSWIRE) — Capnia, Inc. (NASDAQ:CAPN), focused on the development and commercialization of novel products based on its proprietary technologies for precision metering of gas flow, today announced that it has acquired substantially all assets from privately-held NeoForce Group, Inc., a developer of innovative pulmonary resuscitation solutions for the inpatient and ambulatory neonatal markets.

Under the terms of the agreement, Capnia will pay to NeoForce a $1.0 million upfront payment, which represents less than one times of NeoForce’s 12-month forward looking revenue, plus a low single-digit royalty on sales of NeoForce products for a period of 36 months. NeoForce’s currently marketed products include the NeoPIP™ Infant T-Piece Resuscitator and the CPRNome Resuscitation Timer. Additionally, NeoForce President and Chief Executive Officer, Otho Boone, will join the Company as General Manager of Neonatology. Mr. Boone, who founded NeoForce in 2005, brings to Capnia over 25 years of medical device sales, operations and product development experience at neonatology focused companies such as Drager, Hill-Rom Air Shields and Ohmeda. Prior to founding NeoForce, Mr. Boone was Vice President of Global Marketing at Drager.

“The acquisition of NeoForce further underscores our commitment to leveraging technology to address unmet medical needs in Neonatology, which is one of the most attractive segments in the healthcare business today,” said Anish Bhatnagar, MD, Chief Executive Officer of Capnia. “As General Manager of Neonatology, Otho brings a depth of expertise and broad relationships with top tier hospitals across the United States which we can leverage to accelerate the adoption of our CoSense® ETCO monitor. Neonatology is a high-growth area, and we believe that the addition of Otho and the NeoForce product line, together with the ongoing commercial rollout of CoSense®, significantly strengthen our presence in this area.”

“I am excited to be joining the Capnia team and advancing the Company’s commercial efforts,” said Otho Boone, President and CEO of NeoForce. “NeoForce is a revenue generating, profitable entity that will benefit greatly from additional commercial manpower to further scale its operations. We also have a number of new products that we would like to bring to the market. Capnia’s expertise is highly complementary, and I look forward to calling on new and existing hospital customers to maximize the potential of our combined platform of products, as well as bring more innovation to the market.”

For additional information on NeoForce, please visit www.neoforcegroup.com.

About Capnia

Capnia, Inc. develops and commercializes novel products based on its proprietary technologies for precision metering of gas flow. Capnia’s lead product CoSense® is based on the Sensalyze™ Technology Platform. It is a portable, non-invasive device that rapidly and accurately measures carbon monoxide (CO) in exhaled breath. CoSense has 510(k) clearance for sale in the U.S. and has received CE Mark certification for sale in the European Union. CoSense is used for the monitoring of CO from internal sources (such as hemolysis, a dangerous condition in which red blood cells degrade rapidly), as well as external sources (such as CO poisoning and smoke inhalation). The initial target market is newborns with jaundice that are at risk for hemolysis, comprising approximately three million births in the U.S. and European Union. Capnia’s proprietary therapeutic technology uses nasal, non-inhaled CO2 and is being evaluated to treat the symptoms of allergies, as well as the trigeminally-mediated pain conditions such as cluster headache, trigeminal neuralgia and migraine.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to many risks and uncertainties. Forward-looking statements include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our ongoing and planned product development and clinical trials, that neonatology is a high-growth area, that this acquisition will strengthen our presence in this area and the amount of revenue to be generated from this acquisition in the next 12 months.

We may use terms such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained herein, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this presentation. As a result of these factors, we cannot assure you that the forward-looking statements in this presentation will prove to be accurate. Additional factors that could materially affect actual results can be found in Capnia’s Form 10-K filed with the Securities and Exchange Commission on March 13, 2015, including under the caption titled “Risk Factors.” Capnia expressly disclaims any intent or obligation to update these forward looking statements, except as required by law.

Investor Relations Contact:

Michelle Carroll/Susie Kim

Argot Partners

(212) 600-1902